Exhibit 12.1

Celanese Corporation and Subsidiaries
Statement of Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2014	2013	2012	2011	2010
	(In $ millions, except ratios)
Earnings:
Pre-tax income from continuing operations before adjustment for noncontrolling interest	941	1,609	321	467	433
Subtract
Equity in net earnings of affiliates	(246)	(180)	(242)	(192)	(168)
Add
Net (earnings) loss attributable to non-controlling interests	4	—	—	—	—
Income distributions from equity investments	148	141	262	205	138
Amortization of capitalized interest	3	3	2	2	2
Total fixed charges	217	234	247	283	262
Total earnings as defined before fixed charges	1,067	1,807	590	765	667
Fixed charges:
Interest expense	147	172	185	221	204
Capitalized interest	16	9	7	4	2
Estimated interest portion of rent expense	54	53	55	58	53
Cumulative preferred stock dividends	—	—	—	—	3
Guaranteed payment to minority shareholders	—	—	—	—	—
Total fixed charges	217	234	247	283	262
Ratio of earnings to fixed charges	4.9x	7.7x	2.4x	2.7x	2.5x